Exhibit 17.1
FROM THE DESK OF
Jeffrey C. Reynolds
July 16, 2008
Mr. Timothy P. Burroughs
Chairman / President / CEO / CFO
TBX Resources, Inc.
3030 LBJ Freeway, Suite 1320
Dallas, Texas 75234
Dear Mr. Burroughs:
On numerous occasions since I was elected to the Board of Directors of TBX Resources, Inc. (“TBX”) in August of 2005, I have expressed my concerns, both to you, personally, and to the rest of the Board, about what I believe to be a disturbing lack of corporate governance inside TBX. As the record attests, I am an independent director and at all times during my tenure as a director, I have never owned any shares of TBX stock. I have repeatedly pointed out that certain acts by TBX management, as well as other instances of failures by TBX to act, evidence what I perceive to be a recurring pattern of predictable, gross mismanagement of corporate opportunities. In many case, those issues have given rise to clear perceptions of self-dealing and malfeasance.
Specifically, in the long string of press releases issued by TBX at your sole initiative over the past three years, you have (1) rarely sought approval from the Board prior to releasing any of such announcements and (2) you have never accomplished any of the promised transactions set forth in those press releases, the beneficial results of which were purported by you to be imminent. Your recent resignation from the Board of Directors was accepted by the Board as a first step to counter these actions and to implement new control mechanisms.
Many issues were only revealed to me as a result of my own personal due diligence during the first eight months of my tenure as a TBX Board member. Since then I have been compelled to rely on the opinions of TBX legal counsel to assuage both my perception of misdeeds and my sense of a need to take further action regarding my perceptions. However, I must emphasize that many of the concerns I have expressed to you and the Board have been raised repeatedly in the notes accompanying the auditors’ review of TBX’s financial statements, in both the 2005 and 2006 audits. To date, I do not believe that you have taken any steps that would reasonably mitigate or allay those concerns or correct those deficiencies.
Recently, the Board approved the sale of virtually all the assets of TBX to Gulftex Operating, Inc. in exchange for the cancellation of all debt claimed to be owed to Gulftex Operating by TBX and to further assume all plugging liabilities of the properties owned by TBX in East Texas. The Board advised management of TBX to obtain the opinion of counsel as to whether or not there was a need to file any notification to the Securities Exchange Commission or obtain shareholder approval. The Board was informed that management had determined that neither was necessary. However, this leaves TBX with no little or no revenue to continue operations. The company is illiquid and management has not presented an ongoing business plan. I must believe the above are significant events and are urgent interest to the shareholders.
Therefore, I am hereby tendering my formal resignation as a member of the Board of Directors of TBX Resources, Inc. effective immediately.
Sincerely,

/s/ Jeffrey C. Reynolds
Jeffrey C. Reynolds